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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                         Pacific Gateway Properties, Inc.
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                                 (Name of Issuer)

                                   Common Stock
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                          (Title of Class of Securities)

                                   694329-10-3
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                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  April 3, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 105368-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                807,500
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               807,500
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     807,500
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.7%
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14   TYPE OF REPORTING PERSON*
     OO
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

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
                                   SCHEDULE 13D
CUSIP NO. 105368-10-4
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     WC,OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                264,800
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               264,800
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     264,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.8%
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14   TYPE OF REPORTING PERSON*
     OO
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


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CUSIP No. 694329-10-3

          This original Schedule 13D Statement is filed on behalf of the Richard M. Osborne Trust (the "Trust") and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), for the purpose of reporting certain acquisitions by the Trust and the Fund of shares of common stock, $1.00 par value per share, of Pacific Gateway Properties, Inc.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of Common Stock, $1.00 par value per share (the "Shares"), of Pacific Gateway Properties, Inc, a New York corporation ("Pacific Gateway"), which has its principal executive offices at One Rincon Center, 101 Spear Street, Suite 215, San Francisco, California 94105.

Item 2.   Identity and Background.

     (a) The persons filing this Schedule 13D are the Richard M. Osborne Trust and Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company. Richard
M. Osborne is the sole trustee of the Trust and the sole manager of the Fund.

     (b) The address of the Trust and Fund, and the business address of Mr. Osborne, is 7001 Center Street, Mentor, Ohio 44060.

     (c) The Trust was established by Mr. Osborne for estate planning purposes, and the principal business of the Fund is to acquire, hold, sell or
otherwise invest in all types of securities and other instruments.   Mr.
Osborne's principal occupation is President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Trust, the Fund and Mr. Osborne.

     (e)  Negative with respect to the Trust, the Fund and Mr. Osborne.

     (f) The Trust is a trust organized under the laws of the State of Ohio and the Fund is a limited liability company organized under the laws of the
state of Ohio.   Mr. Osborne is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Trust and the Fund were acquired for the aggregate purchase price of approximately $5.7 million. The Trust paid the approximate aggregate price of $4.4 million, which
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CUSIP No. 694329-10-3

consideration was comprised of margin debt from Everen Securities, Inc. ("Everen"). The Fund acquired the other Shares with a combination of working capital of the Fund and margin debt from Smith Barney, Inc. ("Smith Barney") for an approximate aggregate purchase price of $1.3 million.

     Interest on the Smith Barney margin debt is charged in accordance with Smith Barney's policy. Interest charges, if not paid, are added to the debit balance for the next interest period. Smith Barney has a lien on the Shares reported herein as having been acquired by the Fund. Smith Barney may impose margin requirements more stringent than those required by law or exchange regulations. A copy of the agreement setting forth the general terms of the Smith Barney margin debt is attached hereto as Exhibit 7.1.

     Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on the Shares reported herein as having been acquired by the Trust. A copy of the agreement setting forth the terms of the Trust's Everen margin debt is attached hereto as Exhibit 7.2.


Item 4.   Purpose of Transaction.

     The Trust and the Fund purchased the Shares to acquire a significant interest in Pacific Gateway for the purposes of investment and to effect the business strategies and operations of Pacific Gateway. Mr. Osborne has met or had discussions with several members of the Board of Directors of Pacific Gateway to discuss its business strategies and opportunities and reserves the right to acquire additional Shares. Such additional Shares may give Mr. Osborne effective voting control of Pacific Gateway. Mr. Osborne intends to request that he and Christopher L. Jarratt be nominated to the Board of Directors of Pacific Gateway and may, upon review of relevant information about Pacific Gateway, seek additional seats on the Board of Directors. See Item 6 and Exhibits 7.3 and 7.4 for certain agreements between Mr. Osborne and Mr. Jarratt.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item 4, neither the Trust, the Fund nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Pacific Gateway;

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CUSIP No. 694329-10-3

     (ii) the sale or disposition of a material amount of assets of Pacific Gateway;

     (iii) a material change in the present capitalization or dividend policy of Pacific Gateway;

     (iv) a material change in the business or corporate structure of Pacific Gateway;

     (v) a change to the Articles of Incorporation or Bylaws of Pacific Gateway or an impediment to the acquisition of control of Pacific Gateway by any person;

     (vi)  the delisting from any national securities exchange of the Shares;

     (vii) a class of equity securities of Pacific Gateway becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (viii)any action similar to any of those enumerated in (i) through (vii) above.

     Mr. Osborne, the Fund and the Trust reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Pacific Gateway, there are 3,892,596 Shares outstanding.

     The Trust beneficially owns 807,500 Shares, or approximately 20.7% of the outstanding Shares. The Fund beneficially owns 264,800 Shares, or approximately 6.8% of the outstanding Shares. As sole trustee of the Trust and sole Manager of the Fund, Mr. Osborne may be deemed to beneficially own all 1,072,300 Shares or approximately 27.5% of the outstanding Shares.

     (b) Mr. Osborne, as sole trustee of the Trust and sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by the Trust and Fund.

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CUSIP No. 694329-10-3

     (c) During the past 60 days, the Trust purchased, in two negotiated transactions that were effected on the open market, 285,500 Shares for a price of $5.00 per Share on April 3, 1997 and 522,000 Shares for a purchase price of $5.63 per Share on April 10, 1997.

During the past 60 days, the Fund Purchased 264,800 Shares in open market transactions as set forth below:

                                              Approximate Per Share Price
        Date             Number of Shares       (Excluding Commissions)
   --------------        ----------------     ---------------------------
   March 12, 1997             16,500                   $3.99
   March 18, 1997              4,000                   $3.94
   March 19, 1997              3,000                   $4.00
   March 20, 1997              2,000                   $4.00
   March 27, 1997             35,500                   $4.43
   March 31, 1997              9,300                   $4.48
   April 2, 1997              18,000                   $4.30
   April 3, 1997               6,000                   $4.70
   April 7, 1997              12,800                   $4.75
   April 8, 1997              75,000                   $5.13
   April 8, 1997               5,000                   $5.00
   April 8, 1997               5,000                   $4.88
   April 9, 1997               3,500                   $5.38
   April 9, 1997              30,000                   $5.50
   April 9, 1997                 500                   $5.44
   April 9, 1997               8,700                   $5.25
   April 9, 1997              30,000                   $5.38

     (d)  Not Applicable.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On March 12, 1997, Mr. Osborne entered into an agreement (the"Warrant Agreement") with Third Capital, LLC ("Third Capital") pursuant to which Mr. Osborne is obligated to deliver to Third Capital a warrant in the form attached hereto as Exhibit 7.3, to purchase 100,000 Shares ten days after Mr. Osborne (in combination with any of his affiliates) acquires 500,000 Shares. Accordingly, Mr. Osborne is required to deliver such warrant for 100,000 Shares on April 19, 1997. The Warrant Agreement further provides that Mr.Osborne is obligated to deliver to Third Capital a second warrant to purchase an additional 100,000 shares of Pacific Gateway ten days after Mr. Osborne (in combination with any of his affiliates) acquires control (as such term is defined in the Warrant Agreement) of Pacific Gateway. This condition has not yet been met. The Warrant Agreement is attached hereto as Exhibit 7.4. Mr. Jarrat is Chief Manager of Third Capital, LLC.
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CUSIP No. 694329-10-3

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1    Smith Barney Client Agreement

     Exhibit 7.2    General Account Agreement Letter to Everen from the Richard
                    M. Osborne Trust

     Exhibit 7.3 Agreement Re: Warrants and Directorship, by and between Third Capital, LLC and Richard M. Osborne

     Exhibit 7.4 Form Warrant to Purchase Common Stock of Pacific Gateway Properties, Inc.

     Exhibit 7.5    Joint Filing Agreement

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CUSIP No. 694329-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 14, 1996                   TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                           ------------------------------
                                            Richard M. Osborne, Manager



                                        RICHARD M. OSBORNE TRUST


                                        By:  /s/ Richard M. Osborne
                                            -----------------------------
                                             Richard M. Osborne, Trustee

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CUSIP No. 026791-10-3

                                  Exhibit Index

     Exhibit 7.1 -- Smith Barney Client Agreement

     Exhibit 7.2 -- General Account Agreement Letter to Everen from the Richard
                    M. Osborne Trust

     Exhibit 7.3 -- Agreement Re: Warrants and Directorship, by and between
                    Third Capital, LLC and Richard M. Osborne

     Exhibit 7.4 -- Form Warrant to Purchase Common Stock of Pacific Gateway
                    Properties, Inc.

     Exhibit 7.5 -- Joint Filing Agreement